SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MOJO Organics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60841T 202
(CUSIP Number)

Peter Spinner c/o MOJO Organics, Inc. 101 Hudson Street, 21st Floor New Jersey 07302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 5 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,164,257
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,164,257
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,164,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

CUSIP No.	SCHEDULE 13D	Page 3 of 5 pages

Item 1. Security and Issuer.

This Schedule 13D (“Schedule 13D”), filed by Peter Spinner with respect to ownership of shares of the Common Stock, par value $0.001 (the “Common Stock”) of MOJO Organics, Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 16,907,396 shares of Common Stock, outstanding as of October 16, 2014 as reported in the Issuer’s S-1 Registration Statement (File No. 333-196488) filed October 17, 2014.

Item 2. Identity and Background.

Mr. Spinner’s business address is 101 Hudson Street, 21st Floor, Jersey City, New Jersey 07302. Mr. Spinner is a citizen of the United States. Mr. Spinner is the Chief Operating Officer of the Issuer. The principal business of the Issuer is the product development, production, marketing and distribution of CHIQUITA TROPICALS™, 100% fruit juices produced under license agreement from Chiquita Brands L.L.C.

During the last five years, Mr. Spinner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Spinner has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to Peter Spinner’s appointment as a director, Wyatts Torch Equity Partners LP (“Wyatts”), an affiliate of Mr. Spinner, purchased an aggregate of 1,648,352 shares of common stock and five-year immediately exercisable warrants to purchase 549,451 shares of Common Stock of the Issuer for $0.91 per share in a private placement consummated in March 2014. Wyatts’ purchases were made pursuant to subscription agreements on the same terms as other investors in the offering. Wyatts used its working capital for such purchases.

On March 17, 2014, as part of Mr. Spinner’s compensation package upon his appointment as a director of the Issuer, the Issuer issued to Wyatts warrants to purchase 183,454 shares of Common Stock, exercisable for a period of five years from the date of issuance at a price of $0.91 per share. In March 2014, the Issuer also issued 75,000 shares of Common Stock to Mr. Spinner under the Issuer’s 2012 Long-Term Equity Incentive Plan (“2012 Plan”). The shares are subject to a restricted stock agreement, pursuant to which the shares will vest March 17, 2015.

On August 12 2014, in connection with Mr. Spinner’s employment as Chief Operating Officer of the Issuer, the Issuer granted 1,500,000 shares of restricted Common Stock to Mr. Spinner under the Issuer’s 2012 Plan in consideration of services provided and to be provided to the Company. Such shares are subject to a Restricted Stock Agreement between Mr. Spinner and the Issuer, pursuant to which such shares vest in three tranches based on the achievement of certain performance goals. Also on August 12, 2014, in connection with Mr. Spinner’s employment, the Issuer granted Mr. Spinner a stock option to purchase 192,000 shares of Common Stock pursuant to a Stock Option Agreement under the Issuer’s 2012 Plan. The exercise price of the option is $0.255 per share. The option becomes exercisable in four installments on February 14, 2015, August 15, 2015, February 14, 2016 and August 14, 2016.

CUSIP No.	SCHEDULE 13D	Page 4 of 5 pages

Item 4. Purpose of Transaction.

Mr. Spinner made the acquisitions reported in this Schedule 13D for investment purposes. Mr. Spinner may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Mr. Spinner may purchase additional shares of Common Stock of the Issuer at this time pursuant to currently exercisable options under the Issuer’s 2012 plan and currently exercisable warrants held by Wyatts.

As Chief Operating Officer and member of the Issuer’s Board of Directors, Mr. Spinner is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. Spinner does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Mr. Spinner is the beneficial owner of 4,164,257 shares of Common Stock of the Issuer, representing 23.5% of the Issuer’s outstanding Common Stock. This includes: (i) 1,648,352 shares of Common Stock held by Wyatts, an entity of which Mr. Spinner is the general partner and portfolio manager; (ii) 75,000 shares of restricted Common Stock, which shares vest on March 17, 2015; (iii) 1,500,000 shares of restricted common stock, which shares vest upon the achievement of performance goals; (iv) 150,000 shares of Common Stock held by Peter & Stephanie Spinner JTTF; (v) 10,000 shares of Common Stock held by the Stephanie Spinner IRA; (vi) 732,905 shares of Common Stock underlying currently exercisable warrants held by Wyatts; and (vii) stock options to purchase 48,000 shares of Common Stock exercisable on February 14, 2015 at $0.255 per share. Mr. Spinner’s beneficial ownership does not include stock options to purchase 144,000 shares of Common Stock exercisable in equal installments on August 15, 2015, February 14, 2016 and August 14, 2016 at $0.255 per share.

Mr. Spinner disclaims beneficial ownership of these securities held by Wyatts, the Stephanie Spinner IRA and the Peter & Stephanie Spinner JTTF, and this Schedule 13D shall not be deemed an admission that Mr. Spinner is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

In the last 60 days, Mr. Spinner has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Prior to Peter Spinner’s appointment as a director, Wyatts, an affiliate of Mr. Spinner, purchased an aggregate of 1,648,352 shares of common stock and five-year immediately exercisable warrants to purchase 549,451 shares of Common Stock of the Issuer for $0.91 per share in a private placement consummated in March 2014. Wyatts’ purchases were made pursuant to subscription agreements on the same terms as other investors in the concurrent offerings.

CUSIP No.	SCHEDULE 13D	Page 5 of 5 pages

On March 17, 2014, as part of Mr. Spinner’s compensation package upon his appointment as a director of the Issuer, the Company issued to Wyatts warrants to purchase 183,454 shares of Common Stock, exercisable for a period of five years from the date of issuance at a price of $0.91 per share.

In March 2014, the Company issued 75,000 shares of Common Stock to Mr. Spinner under the 2012 Plan. The shares are subject to a restricted stock agreement, pursuant to which the shares will vest March 17, 2015.

The Company entered into an employment agreement with Peter Spinner on August 12, 2014. Pursuant to the terms of Mr. Spinner’s employment agreement, he is entitled to receive shares of the Issuer’s Common Stock as part of his bonus.

In connection with Mr. Spinner’s employment, on August 12, 2014, he entered into (i) a Restricted Stock Agreement with the Issuer, whereby the Issuer granted Mr. Spinner 1,500,000 shares of restricted Common Stock that vest in three tranches based on the achievement of certain performance goals, and (ii) a Stock Option Agreement with the Issuer, whereby the Issuer granted Mr. Spinner an option to purchase an aggregate of 192,000 shares of Common Stock exercisable in four installments of 48,000 shares each on February 14, 2015, August 15, 2015, February 14, 2016 and August 14, 2016 at $0.255 per share.

Item 7. Material to be Filed as Exhibits.

  Form of Warrant. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K as exhibit 10.18, filed with the SEC on April 16, 2014).
  Employment Agreement, dated August 12, 2014, between MOJO Organics, Inc. and Peter Spinner. (Incorporated by reference to the Registrant’s Annual Report on Form 10-Q as exhibit 10.3, filed with the SEC on October 2, 2014).
  Form of Restricted Stock Agreement, dated August 12, 2014, between MOJO organics, Inc. and Peter Spinner. (Incorporated by reference to the Registrant’s Annual Report on Form 10-Q as exhibit 10.1, filed with the SEC on October 2, 2014).
  Form of Restricted Stock Agreement, dated March 2014, between MOJO Organics, Inc. and each of Glenn Simpson, Richard Seet, Jeffrey Devlin, Peter Spinner and Marianne Vignone. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K as exhibit 10.17, filed with the SEC on April 16, 2014).
  Form of Stock Option Agreement under the 2012 Long-Term Incentive Equity Plan, dated August 14, 2014, between MOJO Organics, Inc. and each of Glenn Simpson, Peter Spinner, Richard Seet, Jeffery Devlin and Marianne Vignone. (Incorporated by reference to the Registrant’s Annual Report on Form 10-Q as exhibit 10.2, filed with the SEC on October 2, 2014).
  Form of Subscription Agreement for March 2014 Stock (with Warrants) Offering. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K as exhibit 10.18, filed with the SEC on April 16, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/22/2014	/s/Peter Spinner
Peter Spinner